October 6, 2017

Via EDGAR

Loan Lauren P. Nguyen
Legal Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Mail Stop 4628

Attention: Irene Barbarena-Meissner

Re:	Royale Energy Holdings, Inc.
Amendment No. 6 to Registration Statement on Form S-4
File No.  333-216055

Dear Ms. Nguyen and Ms. Barbarena-Meissner:

On behalf of our clients, Royale Energy Holdings, Inc. (“Holdings”), and Royale Energy, Inc. (“Royale”), we are writing regarding Pre-Effective Amendment No. 6 to Holdings’ Registration Statement on Form S-4 (the “S-4/A”), which was filed today.

On page 98, the S-4/A corrects the Matrix Historical Net Loss figure, reported in the Unaudited Pro Forma Condensed Statement of Operations for the Year Ended December 31, 2016, to be $637,873, rather than $937,873,

We have also filed the tax opinions of our law firm and of Bob Dutton, CPA, as separate exhibits 8.1 and 8.2 to the S-4/A.

The S-4/A also contains corrections to page and heading references and fills in blanks, such as the name of the exchange agent and the record dates for shareholder meetings of Royale and of Matrix Oil Management.  No other substantive changes have been made

If you have additional questions or comments, please contact me at 512.499.3626 (email lee.polson@strasburger.com).
Very truly yours,

Strasburger & Price, LLP

/s/ Lee Polson

By:  Lee Polson